# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Churchill Capital Corp XI, CIK 0002074973
CUSIP: G2131A124
Title of class of securities: Class A Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: 640 FIFTH AVENUE 12TH FLOOR, New York, New York (NY), 10019
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001535978

## Reporting persons
- Adage Capital Management, L.P.: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,700,000; sole dispositive power 0; shared dispositive power 2,700,000; aggregate amount beneficially owned 2,700,000 (6.44% of the class)
- Robert Atchinson: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 2,700,000; sole dispositive power 0; shared dispositive power 2,700,000; aggregate amount beneficially owned 2,700,000 (6.44% of the class)
- Phillip Gross: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 2,700,000; sole dispositive power 0; shared dispositive power 2,700,000; aggregate amount beneficially owned 2,700,000 (6.44% of the class)

## Item 1. Issuer
Name of issuer: Churchill Capital Corp XI
Address of issuer's principal executive offices: 640 Fifth Avenue, 14th Floor, New York, NY 10019

## Item 2. Person Filing
Name of person filing:
This statement is filed by:

(i) Adage Capital Management, L.P., a Delaware limited partnership ("ACM"), as the investment manager of Adage Capital Partners, L.P., a Delaware limited partnership ("ACP"), with respect to the Class A ordinary shares, par value $0.0001 per share ("Class A Ordinary Shares"), of Churchill Capital Corp XI, a Cayman Islands exempted company (the "Company"), directly held by ACP;

(ii) Robert Atchinson ("Mr. Atchinson"), as (1) managing member of Adage Capital Advisors, L.L.C., a limited liability company organized under the laws of the State of Delaware ("ACA"), managing member of Adage Capital Partners GP, L.L.C., a limited liability company organized under the laws of the State of Delaware ("ACPGP"), general partner of ACP and (2) managing member of Adage Capital Partners LLC, a Delaware limited liability company ("ACPLLC"), general partner of ACM, with respect to the Class A Ordinary Shares directly held by ACP; and

(iii) Phillip Gross ("Mr. Gross"), as (1) managing member of ACA, managing member of ACPGP and (2) managing member of ACPLLC, general partner of ACM, with respect to the Class A Ordinary Shares directly held by ACP.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The filing of this statement should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the securities reported herein.

The Class A Ordinary Shares have no CUSIP number. The CUSIP number for the units which include the Class A Ordinary Shares is G2131A124.
Address of principal business office or, if none, residence: The address of the business office of each of the Reporting Persons is 200 Clarendon Street, 52nd Floor, Boston, Massachusetts 02116.
Citizenship: ACM is a limited partnership organized under the laws of the State of Delaware. Messrs. Gross and Atchinson are citizens of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row 9 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

The percentage set forth in this Schedule 13G is calculated based upon an aggregate of 41,900,000 Class A Ordinary Shares outstanding, after giving effect to the completion of the offering and the simultaneous private placement and the full exercise of the underwriters' over-allotment option, all as described in the Company's Prospectus filed pursuant to Rule 424(b)(4) with the Securities and Exchange Commission on December 17, 2025, and the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 23, 2025.
Percent of class: 6.44%
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Item 2(a).

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1: Joint Filing Agreement

## Signatures
- Adage Capital Management, L.P.: /s/ Robert Atchinson, /s/ Robert Atchinson By: Adage Capital Partners LLC, its General Partner, By: Robert Atchinson, its Managing Member (02/12/2026)
- Robert Atchinson: /s/ Robert Atchinson, Robert Atchinson, individually (02/12/2026)
- Phillip Gross: /s/ Phillip Gross, Phillip Gross, individually (02/12/2026)